BANK OF AMERICA

Amendment to Documents

AMENDMENT NO. 5 TO BUSINESS LOAN AGREEMENT

This Amendment No. 5 (the "Amendment") dated as of November 22, 2000, is between Bank of America, N.A. (the "Bank") and New Horizons Worldwide, Inc. (the "Borrower").

RECITALS

      A. The Bank and the Borrower entered into a certain Business Loan Agreement dated as of August 23, 1999 (the "Agreement").

      B. The Bank and the Borrower desire to amend the Agreement.

AGREEMENT

      1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Agreement.

      2. Amendments. The Agreement is hereby amended as follows:

           2.1 Subparagraphs 2.1 (b) and (c) of the Agreement are amended to read in their entirety as follows:

             "(b) This is a revolving line of credit with a term repayment option, providing for cash advances and letters of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

             (c) The Borrower agrees not to permit the outstanding principal balance of advances under the line of credit plus the outstanding amount of any letters of credit, including amounts drawn on letters of credit and not yet reimbursed, to exceed the Facility 2 Commitment."

           2.2 In Paragraph 2.2 of the Agreement, the date "March 31, 2001" is substituted for the date "December 31, 2000."

           2.3 In Subparagraph 2.4 (b) of the Agreement, the date "March 31, 2005" is substituted for the date "December 31, 2004."

           2.4 A new Paragraph 2.6 is added to the Agreement, which reads in its entirety as follows:

             "2.6 Letters of Credit.

             (a) This line of credit may be used for financing:

               (i) Standby letters of credit with a maximum tenor of 90 days but not to extend beyond the Facility 2 expiration date.

               (ii) The amount of letters of credit outstanding at any one time (including amounts drawn on letters of credit and not yet reimbursed) may not exceed Fifteen Million Dollars ($15,000,000).

             (b) The Borrower agrees:

               (i) any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

               (ii) if there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

               (iii) the issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank’s written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank.

               (iv) to sign the Bank's form Application and Agreement for Standby Letter of Credit.

               (v) to pay the following issuance and other fees for issuing and processing letters of credit.

               (vi)to allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

               (vii) to pay the Bank a non-refundable fee for each letter of credit, payable in advance, equal to the greater of (A) One Thousand Dollars ($1,000) or (B) 1.75% per annum on the face amount of each letter of credit, prorated for the term of the letter of credit based on a 360-day year and actual days elapsed, which results in a larger fee than if a 365-day year were used.

        3 Representations and Warranties. When the Borrower signs this Amendment, the Borrower represents and warrants to the Bank that: (a) there is no event which is, or with notice or lapse of time or both would be, a default under the Agreement except those events, if any, that have been disclosed in writing to the Bank or waived in writing by the Bank, (b) the representations and warranties in the Agreement are true as of the date of this Amendment as if made on the date of this Amendment, (c) this Amendment is within the Borrower’s powers, has been duly authorized, and does not conflict with any of the Borrower’s organizational papers, and (d) this Amendment does not conflict with any law, agreement, or obligation by which the Borrower is bound.

        4 Effect of Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

This Amendment is executed as of the date stated at the beginning of this Amendment.

Bank of America, N.A.	New Horizons Worldwide, Inc.

X _________________________	X _________________________
By: Martin R. Roblee, Vice President	By: Robert S. McMillan, Vice President and Chief Financial Officer